      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1995

                                                      REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         REGIONS FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

           DELAWARE                         6711                        63-0589368
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            SAMUEL E. UPCHURCH, JR.
                              GENERAL COUNSEL AND
                              CORPORATE SECRETARY
                         REGIONS FINANCIAL CORPORATION
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7860
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ---------------------
                                    COPY TO:
                              CHARLES C. PINCKNEY
                            LANGE, SIMPSON, ROBINSON
                                  & SOMERVILLE
                        1700 FIRST ALABAMA BANK BUILDING
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: From time to time after this Registration Statement becomes effective as the Registrant may determine.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check this box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

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- ----------------------------------------------------------------------------------------------------------
                                                           PROPOSED         PROPOSED
TITLE OF EACH CLASS                        AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
  OF SECURITIES                             TO BE       OFFERING PRICE      AGGREGATE      REGISTRATION
 TO BE REGISTERED                        REGISTERED        PER UNIT*     OFFERING PRICE*        FEE
- ----------------------------------------------------------------------------------------------------------
Debt Securities.......................   $200,000,000        100%         $200,000,000      $68,965.52
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

* Estimated solely for purposes of computing the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL
DETERMINE.
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- --------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE   , 1995)

                             $

                                (REGIONS LOGO)

                         REGIONS FINANCIAL CORPORATION

                         % SUBORDINATED NOTES DUE
     Interest on the    % Subordinated Notes Due             (the "Notes") is
payable on             and             of each year commencing             ,
1995. The Notes are not redeemable prior to maturity, and no sinking fund is
provided for the Notes. The Notes will mature on             ,      . The Notes
will be represented by one or more Global Notes (as defined herein) registered in the name of the nominee of The Depository Trust Company ("DTC"). Except as provided herein and in the accompanying Prospectus, Notes in definitive form will not be issued. See "Description of the Notes -- Book-Entry Procedures."

     The Notes are subordinate to all "Senior Indebtedness" of Regions Financial Corporation ("Regions") as described in the accompanying Prospectus under "Description of Subordinated Debt Securities -- Subordination," generally including (with certain exceptions) all other indebtedness and other obligations of Regions to its creditors. Payment of the principal of the Notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of Regions. There is no right of acceleration in the case of a default in the payment of principal of or interest on the Notes or in the performance of any other covenant of Regions in the Indenture described herein. See "Description of Subordinated Debt Securities -- Defaults and Limited Rights of Acceleration" in the accompanying Prospectus.
                         ------------------------------

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
  OBLIGATIONS OF A DEPOSITORY INSTITUTION BUT ARE UNSECURED AND
     SUBORDINATED DEBT OBLIGATIONS OF REGIONS AND ARE NOT INSURED BY THE
      FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
                          AGENCY OR INSTRUMENTALITY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                 OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

                                                             UNDERWRITING
                                             PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                             PUBLIC(1)      COMMISSIONS(2)     COMPANY(1)(3)
- ----------------------------------------------------------------------------------------------
Per Note.................................       100%               %                 %
- ----------------------------------------------------------------------------------------------
Total....................................         $                $                 $
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from                , 1995, to date of
     delivery.
(2) Regions has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by Regions, estimated at $          .
                         ------------------------------
     The Notes are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Global Notes will be delivered in book-entry form only, on or about
          , 1995, through the facilities of DTC.
                         ------------------------------

                , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Regions is a regional bank holding company headquartered in Birmingham, Alabama which operated 277 banking offices in Alabama, Florida, Georgia, Louisiana and Tennessee as of March 31, 1995. At such date, Regions had total consolidated assets of approximately $12.8 billion, total consolidated deposits of approximately $10.3 billion and total consolidated stockholders' equity of approximately $1.0 billion. Regions operates six state-chartered commercial bank subsidiaries and one federal stock savings bank in Alabama, Florida, Georgia, Louisiana and Tennessee and various banking-related subsidiaries engaged in mortgage banking, credit life insurance and investment brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     In Alabama, Regions operates through First Alabama Bank, which at March 31, 1995, had total consolidated assets of approximately $9.7 billion, total consolidated deposits of approximately $7.5 billion and total consolidated stockholders' equity of approximately $802 million. First Alabama Bank operates 178 banking offices throughout Alabama.

     In Florida, Regions operates through Regions Bank of Florida, which at March 31, 1995, had total consolidated assets of approximately $530 million, total consolidated deposits of approximately $472 million and total consolidated stockholders' equity of approximately $54 million. Regions Bank of Florida operates 27 banking offices in the panhandle region of Florida.

     In Georgia, Regions operates through (i) Regions Bank of Georgia, (ii) First Rome Bank, and (iii) Fidelity Federal Savings Bank, which at March 31, 1995, had total combined assets of approximately $579 million, total combined deposits of approximately $524 million and total combined stockholders' equity of approximately $41 million. Regions Bank of Georgia operates three banking offices in Columbus, Georgia, First Rome Bank operates two banking offices in Rome, Georgia and Fidelity Federal Savings Bank operates four banking offices in Dalton, Georgia.

     In Louisiana, Regions operates through Regions Bank of Louisiana, which at March 31, 1995, had total consolidated assets of approximately $2.1 billion, total consolidated deposits of approximately $1.5 billion and total consolidated stockholders' equity of approximately $210 million. Regions Bank of Louisiana operates 43 banking offices in Louisiana.

     In Tennessee, Regions operates through Regions Bank of Tennessee, which at March 31, 1995, had total consolidated assets of approximately $472 million, total consolidated deposits of approximately $411 million and total consolidated stockholders' equity of approximately $41 million. Regions Bank of Tennessee operates 24 banking offices in middle Tennessee.

     Regions was organized under the laws of the State of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation.

                              RECENT DEVELOPMENTS

     During the first quarter of 1995, Regions acquired First Commercial Bancshares, Inc., located in Chalmette, Louisiana, contributing approximately $146 million in assets, $97 million in loans and $130 million in deposits to Regions' consolidated balance sheet. For additional information with respect to this transaction, see Regions' Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, incorporated herein by reference. See "Documents Incorporated by Reference" in the accompanying Prospectus.

     Since March 31, 1995, Regions has acquired Fidelity Federal Savings Bank, located in Dalton, Georgia, contributing approximately $353 million in assets, $291 million in loans and $300 million in deposits to Regions' consolidated balance sheet.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be approximately
$          , after deducting the underwriting discount and estimated offering expenses. Such net proceeds will be used for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the five years ended December 31, 1994, are derived from the consolidated financial statements of Regions which have been audited by Ernst & Young LLP, independent auditors. The financial data as of and for the three months ended March 31, 1995 and 1994, are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that Regions considers necessary for a fair presentation of its financial position and the results of its operations as of such dates and for such periods. Results for the three months ended March 31, 1995 and 1994, are not necessarily indicative of the results which might be expected for any other interim period or for the year as a whole. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Documents Incorporated by Reference" in the accompanying Prospectus.

                                         THREE MONTHS
                                        ENDED MARCH 31,                            YEAR ENDED DECEMBER 31,
                                   -------------------------   ----------------------------------------------------------------
                                      1995          1994          1994          1993          1992         1991         1990
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
                                          (UNAUDITED)                  (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
  Total interest income..........  $   234,595   $   178,794   $   785,779   $   555,667   $  536,747   $  556,821   $  519,753
  Total interest expense.........      117,572        76,469       350,139       213,614      224,068      292,017      297,613
  Net interest income............      117,023       102,325       435,640       342,053      312,679      264,804      222,140
  Provision for loan losses......        5,083         4,674        19,003        21,533       27,072       24,005       24,208
  Net interest income after loan
    loss provision...............      111,940        97,651       416,637       320,520      285,607      240,799      197,932
  Total noninterest income
    excluding security gains
    (losses).....................       36,454        37,304       142,781       131,949      119,130      101,964       94,730
  Security gains (losses)........            0           280           627            78          (53)        (507)        (982)
  Total noninterest expense......       87,371        83,526       343,067       287,026      264,659      230,340      195,611
  Income tax expense.............       20,813        17,036        71,094        53,476       44,977       33,660       27,175
  Net income.....................  $    40,210   $    34,673   $   145,884   $   112,045   $   95,048   $   78,256   $   68,894
PER SHARE:
  Net income.....................  $      0.90   $      0.80   $      3.40   $      3.01   $     2.60   $     2.16   $     1.91
  Cash dividends.................         0.33          0.30          1.20          1.04         0.91         0.87         0.84
  Book value.....................        23.25         21.15         22.53         20.73        17.62        15.76        14.54
OTHER INFORMATION:
  Average number of shares
    outstanding..................       44,797        43,279        42,906        37,205       36,532       36,191       36,097
BALANCE SHEET DATA (PERIOD END):
  Total assets...................  $12,826,795   $10,890,111   $12,839,320   $10,476,348   $7,881,026   $6,745,053   $6,344,406
  Securities.....................    2,507,410     2,623,072     2,609,188     2,368,445    1,670,170    1,575,725    1,489,200
  Loans, net of unearned
    income.......................    9,226,610     7,114,420     9,017,802     6,833,246    5,142,531    4,274,958    4,092,262
  Total deposits.................   10,331,315     9,180,803    10,093,135     8,770,694    6,701,142    5,917,028    5,353,211
  Long-term debt.................      488,292       450,174       519,238       462,862      136,990       18,782       19,707
  Stockholders' equity...........    1,043,307       915,403     1,013,870       850,965      656,655      572,971      524,132
PERFORMANCE RATIOS:
  Return on average assets(1)....         1.29%         1.30%         1.29%         1.40%        1.34%        1.23%        1.23%
  Return on average stockholders'
    equity(1)....................        15.92         15.60         15.97         16.14        15.64        14.27        13.64
  Net interest margin(1).........         4.15          4.28          4.26          4.82         4.98         4.78         4.67
  Efficiency(2)..................        55.96         58.68         58.24         59.24        59.87        60.77        59.22
  Dividend payout................        36.67         37.50         35.29         34.55        35.00        40.28        43.98
EARNINGS TO FIXED CHARGES(3):
  Excluding interest on
    deposits.....................         3.98x         6.73x         4.86x        10.90x       15.15x       10.04x        6.88x
  Including interest on
    deposits.....................         1.52          1.67          1.62          1.77         1.62         1.38         1.32

                                           THREE MONTHS
                                          ENDED MARCH 31,                          YEAR ENDED DECEMBER 31,
                                        -------------------       ----------------------------------------------------------
                                         1995         1994         1994         1993         1992         1991         1990
                                        ------       ------       ------       ------       ------       ------       ------
                                            (UNAUDITED)                (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
    net of unearned income(1).........    0.01%        0.11%        0.17%        0.19%        0.28%        0.35%        0.44%
  Problem assets to net loans and
    other real estate(4)..............    0.51         0.81         0.52         0.84         0.70         0.89         0.98
  Nonperforming assets to net loans
    and other real estate(5)..........    0.57         0.88         0.58         1.03         0.81         1.01         1.12
  Allowance for loan losses to loans,
    net of unearned income............    1.33         1.51         1.30         1.47         1.43         1.28         1.10
  Allowance for loan losses to
    nonperforming assets(5)...........  231.09       171.64       221.81       143.05       175.92       126.32        98.18
LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
    average assets....................    8.09%        8.35%        8.09%        8.70%        8.59%        8.63%        9.03%
  Average loans to average deposits...   88.91        77.62        82.30        78.14        72.46        73.40        76.67
  Tier 1 risk-based capital(6)........   10.66        11.74        10.69        11.13        11.68        11.85        11.31
  Total risk-based capital(6).........   14.23        14.12        14.29        13.48        14.44        13.19        12.51
  Tier 1 leverage(6)..................    7.43         7.99         8.21        10.11         8.44         8.40         7.65

- ---------------

(1) Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (tax-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Earnings represent net income plus applicable income taxes and fixed charges. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.
(4) Problem assets include loans on a nonaccrual basis, restructured loans and foreclosed properties.
(5) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due and foreclosed properties.
(6) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements and modifies the description of the general terms and provisions of the Notes (which are referred to in the accompanying Prospectus as the "Subordinated Debt Securities") set forth in the accompanying Prospectus under "Description of Subordinated Debt Securities," to which description reference is hereby made. Capitalized terms not defined herein have the respective meanings assigned to such terms in the Prospectus.

GENERAL

     The Notes are to be issued under the Indenture (the "Indenture"), dated as of December 1, 1992, between Regions and Bankers Trust Company, as trustee (the
"Trustee"). The Notes will bear interest at   % per annum and be limited to
$            in aggregate principal amount. Interest on the Notes will accrue
from               , 1995, or from the most recent Interest Payment Date to
which interest has been paid or provided for, payable semi-annually on
            and               of each year commencing             , 1995, to the
person in whose name the Note is registered at the close of business on the next
preceding             or               (whether or not a Business Day), as the
case may be. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through DTC as described below under
"-- Book-Entry Procedures." The Notes will be sold in denominations of $1,000 and integral multiples thereof. The Notes will not be redeemable by Regions, in whole or in part, prior to their final stated maturity and do not provide for
any sinking fund. The Notes will mature on               .

     The Notes are subordinate to all Senior Indebtedness of Regions as described in the accompanying Prospectus under "Description of Subordinated Debt Securities -- Subordination," generally including (with certain exceptions) all other indebtedness and other obligations of Regions to its creditors. The Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness. As of March 31, 1995, and excluding $200 million in existing subordinated indebtedness, there was an aggregate of approximately $1.1 billion in borrowed funds of Regions outstanding, approximately $288 million of which represented long-term debt and $763 million of which represented short-term borrowings, including $745 million of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time. Also as of the date of this Prospectus Supplement, Regions had outstanding (i) $75 million of unsecured subordinated indebtedness designated 7.80% Subordinated Notes Due 2002 (the "7.80% Subordinated Notes"), (ii) $25 million of unsecured subordinated indebtedness designated 7.65% Subordinated Notes Due 2001 (the "7.65% Subordinated Notes"), and (iii) $100 million of unsecured subordinated indebtedness designated 7 3/4% Subordinated Notes Due 2024 (the "7 3/4% Subordinated Notes"), all of which issuances qualify as Subordinated Debt Securities as described in the accompanying Prospectus under "Description of Subordinated Debt Securities -- Subordination." The 7.80% Subordinated Notes, the 7.65% Subordinated Notes and the 7 3/4% Notes were issued under the Indenture.

     Payment of the principal of the Notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of Regions. There is no right of acceleration in the case of a default in the payment of principal of or interest on the Notes or in the performance of any other covenant of Regions in the Indenture. See "Description of Subordinated Debt Securities -- Defaults and Limited Rights of Acceleration" in the accompanying Prospectus.

BOOK-ENTRY PROCEDURES

     Upon issuance, all Notes will be represented by one or more global notes (the "Global Notes"). Each such Global Note will be deposited with, or with the Trustee as custodian for DTC on behalf of, DTC, as depositary, and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred, except as a whole, by DTC to a successor depositary or between DTC or such successor depositary and any nominee of either.

     DTC has advised Regions as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants (the "Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under DTC's book-entry system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of securities, including the Notes (the "Beneficial Owner"), is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial

Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all securities deposited by Participants with DTC, including the Notes, are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to securities, including the Notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the paying agent or Regions, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Regions or the paying agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that Regions believes to be reliable, but Regions takes no responsibility for the accuracy thereof.

     If (i) DTC is at any time unwilling or unable to continue as depositary, or DTC ceases to be a clearing agency registered or in good standing under the Exchange Act, and Regions does not appoint a successor depositary within 90 days of notice of such condition or (ii) Regions determines that the Notes shall no longer be represented by a Global Note, the Global Notes will be transferable or exchangeable, in whole but not in part, for Notes in definitive registered form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names and in such authorized denominations as DTC shall instruct the Trustee. It is expected that such instructions may be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in such Global Notes.

     The Indenture provides that Regions may designate a successor depositary under certain circumstances. In that event Regions anticipates that such successor depositary would implement record-keeping and clearing procedures comparable to those described above.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Regions at March 31, 1995, and as adjusted as of such date to give effect to the sale of the Notes offered hereby.

                                                                          AT MARCH 31, 1995
                                                                      --------------------------
                                                                                     AS ADJUSTED
                                                                                         FOR
                                                                                      OFFERING
                                                                                      AND OTHER
                                                                        ACTUAL        ISSUANCES
                                                                      ----------     -----------
                                                                            (IN THOUSANDS)
Long-term debt:
  8 3/4% debentures due 1998........................................  $    5,200     $     5,200
  Mortgage notes payable............................................       4,400           4,400
  Federal Home Loan Bank notes......................................     254,476         254,476
  Other notes payable...............................................      24,216          24,216
  7.06% senior bank notes payable(1)................................           0          40,000
  7.80% subordinated notes due 2002.................................      75,000          75,000
  7.65% subordinated notes due 2001.................................      25,000          25,000
  7 3/4% subordinated notes due 2024................................     100,000         100,000
      % subordinated notes due          ............................           0
                                                                      ----------     -----------
       Total long-term debt.........................................     488,292

Stockholders' equity:
  Common stock, $.625 par value; authorized
     120,000,000 shares;
     issued (including treasury stock) 46,354,047 shares............      28,971          28,971
  Surplus...........................................................     426,723         426,723
  Undivided profits.................................................     603,232         603,232
     Less treasury stock at cost -- 1,474,579 shares................     (12,441)        (12,441)
     Less unearned restricted stock.................................        (799)           (799)
  Unrealized gain (loss) on securities available for sale...........      (2,379)         (2,379)
                                                                      ----------     -----------
       Total stockholders' equity...................................   1,043,307       1,043,307
                                                                      ----------     -----------
       Total long-term debt and stockholders' equity................   1,531,599
                                                                       =========       =========

- ---------------

(1) Represents Senior Bank Notes issued by Regions Bank of Louisiana on April 11, 1995, that mature in 1997.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             1995, (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from Regions the following respective principal amounts of the Notes:

                                UNDERWRITERS                               PRINCIPAL AMOUNT
    ---------------------------------------------------------------------  ----------------
                                                                           ----------------
              Total......................................................    $
                                                                            =============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     Regions has been advised by the Underwriters that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession of      % of the principal amount per Note; that the
Underwriters and such dealers may allow a discount of      % of such principal
amount per Note on sales to certain other dealers; and that after the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Underwriters have advised Regions that one or more of them intend to act as market makers for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Regions has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters and their affiliates may be customers of, engage in transactions with and perform services for Regions and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Underwriters by
                         . From time to time,                  provides, and may
in the future continue to provide, legal services to Regions and its subsidiaries.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 1, 1995

PROSPECTUS

                         REGIONS FINANCIAL CORPORATION

                          SUBORDINATED DEBT SECURITIES

     Regions Financial Corporation ("Regions") intends to offer from time to time in one or more series up to $200,000,000 in aggregate initial offering price of its unsecured subordinated notes, debentures, bonds or other evidences of indebtedness (the "Subordinated Debt Securities"). The Subordinated Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"), which will be delivered to the offerees.

     The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of Regions (as described herein). The Prospectus Supplement will set forth the terms of such Subordinated Debt Securities, including the specific designation, aggregate principal amount, authorized denominations, any premium, interest rate (which may be fixed or variable), if any, interest payment dates, if any, maturity, any optional or mandatory redemption terms, any sinking fund provisions, any conversion terms, the initial public offering price and any other terms of the offering.

     The Subordinated Debt Securities may be sold (i) to or through underwriters or dealers, on a negotiated or competitive bid basis, such underwriters or dealers to be designated at the time of sale, (ii) through agents designated from time to time, or (iii) directly by Regions. The names of any underwriters or agents of Regions involved in the sale of the Subordinated Debt Securities, and any applicable commissions or discounts, will be set forth in the corresponding Prospectus Supplement. The net proceeds to Regions from such sale also will be set forth in the corresponding Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Subordinated Debt Securities unless accompanied by a Prospectus Supplement or a term sheet setting forth the terms of the Subordinated Debt Securities.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
     OBLIGATIONS OF A DEPOSITORY INSTITUTION BUT ARE SUBORDINATED DEBT
         OBLIGATIONS OF REGIONS AND ARE NOT INSURED BY THE FEDERAL
              DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                  GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June   , 1995.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE CORRESPONDING PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS NOR THE CORRESPONDING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SUBORDINATED DEBT SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE CORRESPONDING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS SINCE SUCH DATE.

                             AVAILABLE INFORMATION

     Regions is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     This Prospectus constitutes part of the Registration Statement on Form S-3 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Subordinated Debt Securities offered hereby. This Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the Subordinated Debt Securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1994; and

          2. Regions' Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1994 incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Annual Report to Stockholders"), but does not incorporate other portions of the Annual Report to Stockholders. Only those portions of the Annual Report to Stockholders captioned "Financial Summary & Review 1994," "Financial Statements and Notes" and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Subordinated Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     Copies of documents incorporated herein by reference, excluding exhibits not specifically incorporated into the information incorporated herein, are available without charge upon written or telephone request to Stockholder Assistance, Ronald C. Jackson, Regions Financial Corporation, P.O. Box 1448, Montgomery, Alabama 36102. Telephone requests may be directed to (334) 832-8450.

                                  THE COMPANY

     Regions is a regional bank holding company headquartered in Birmingham, Alabama, which operated 277 banking offices in Alabama, Florida, Georgia, Louisiana and Tennessee as of March 31, 1995. At such date, Regions had total consolidated assets of approximately $12.8 billion, total consolidated deposits of approximately $10.3 billion and total consolidated stockholders' equity of approximately $1.0 billion. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana and Tennessee (collectively referred to as the "Subsidiary Institutions") and banking-related subsidiaries engaged in mortgage banking, credit life insurance and investment brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     As part of its ongoing business strategy, Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition.

     Regions was organized under the laws of the State of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Subordinated Debt Securities will be used for general corporate purposes, including Regions' working capital needs, acquisitions of other financial institutions or their assets, acquisitions of other businesses of a type eligible for bank holding companies and reduction or repayment of outstanding indebtedness. Pending such uses, Regions may temporarily invest such proceeds. If Regions elects at the time of issuance of the Subordinated Debt Securities to make definite or more specific use of proceeds other than as set forth herein, such use of proceeds will be described in the corresponding Prospectus Supplement.

                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions.

GENERAL

     Regions is a bank holding company, registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act. As such, Regions and its subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies. Such regulatory agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. Such regulatory agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Regions, including cash flow to pay dividends to its stockholders and to service the indebtedness represented by the Subordinated Debt Securities as well as other Regions' debt, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to Regions as well as by Regions to its stockholders.

     If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal bank regulatory agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal bank regulatory agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At March 31, 1995, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $220 million.

TRANSACTIONS WITH AFFILIATES

     There are various restrictions on the extent to which Regions and it nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings-bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

CAPITAL ADEQUACY

     Regions and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions, and the federal bank regulatory agencies in the case of the Subsidiary Institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At March 31, 1995, Regions' consolidated Tier 1 Capital and Total Capital ratios were 10.66% and 14.23%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. Regions' Leverage Ratio at March 31, 1995, was 7.43%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of the Subsidiary Institutions is subject to risk-based and leverage capital requirements adopted by its principal federal bank regulatory agency. Each of the Subsidiary Institutions was in compliance with applicable minimum capital requirements as of March 31, 1995. Neither Regions nor any of the Subsidiary Institutions has been advised by any federal bank regulatory agency of any specific minimum capital ratio requirement applicable to it. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "-- Prompt Corrective Action."

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Subsidiary Institutions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Subsidiary Institutions would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against Regions' other Subsidiary Institutions and a potential loss of Regions' investment in such other Subsidiary Institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal bank regulatory agencies are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the federal bank regulatory agency to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal bank regulatory agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rule implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the appropriate federal bank regulatory agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0% or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0% or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal bank regulatory agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution will meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets and the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal bank regulatory agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is permitted or required to take with respect to a significantly undercapitalized institution (involving a wide range of operational and management directives designed to restore the capital levels of the institution) if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     At March 31, 1995, all of the Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well-capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's principal federal bank regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994, as they had during 1993, ranged from $0.23 per $100 of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy") to $0.31 per $100 of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

     The FDIC is authorized to raise insurance premiums in certain circumstances. The current assessment rates for the Bank Insurance Fund (the "BIF") and the Savings Association Insurance Fund (the "SAIF") are designed to increase the reserve ratios (i.e., the ratios of reserves to insured deposits) for both funds to a designated ratio (i.e., 1.25%) within a specified period of time. Once the designated ratio is reached, the FDIC is to set future assessment rates at levels that will maintain a fund's reserve ratio at the designated level. On January 31, 1995, the FDIC announced that it anticipated that the BIF would fully recapitalize with a 1.25% reserve ratio some time between May 1 and July 31, 1995. Accordingly, the agency proposed a reduction in the insurance premium rate for BIF-member banks from the current range of $0.23 to $0.31 per $100 of deposits, to a new range of $0.04 to $0.31, anticipating that a majority of BIF-member banks would be paying premiums at or near the $0.04 per $100 of deposits level. At the same time, given the current inadequate capitalization of the SAIF, and the current expectation that the SAIF will not reach a 1.25% reserve ratio until 2002, the FDIC proposed that the current premium rate of $0.23 to $0.31 per $100 of deposits be maintained for all SAIF-insured institutions and BIF-member banks that hold deposits which, because they were acquired from SAIF-insured thrifts, are assessed for insurance purposes at the SAIF rate.

     Many SAIF-insured institutions and other observers have expressed concern that SAIF insurance premium rates could be as much as six times as high as the rates paid for BIF-insured deposits. In response to these concerns, a number of legislative solutions have been proposed which would recapitalize the SAIF and either reduce or eliminate the anticipated disparity between BIF and SAIF insurance rates once the BIF becomes fully re-capitalized. These legislative proposals have included: (i) charging SAIF members and Oakar banks a one-time assessment of up to 1.00% of deposits to increase the SAIF's reserve ratio to 1.25%; (ii) requiring BIF members to pay a substantial portion of the interest on the Financing Corporation or "FICO" bonds that were issued to resolve troubled thrifts; (iii) using remaining Resolution Trust Corporation funds to pay the FICO assessments; and (iv) merging the SAIF and the BIF into a single insurance fund for all federally-insured depository institutions.

     Although most of the Subsidiary Institutions are state-chartered commercial banks which are members of the BIF, certain of the Subsidiary Institutions are SAIF members, and a number of the BIF member Subsidiary Institutions have assumed a substantial amount of SAIF-insured deposits in various transactions, on which they continue to be assessed at applicable SAIF rates. As of March 31, 1995, approximately 26% of the Subsidiary Institutions' deposits were treated as SAIF-insured deposits for assessment purposes, with the remaining 74% of deposits assessed at the BIF rate.

     As of the date of this Prospectus, it is uncertain which, if any, of the legislative SAIF re-capitalization proposals currently being discussed will be adopted. It is possible that the Subsidiary Institutions would be required to pay a one-time assessment to the SAIF based on their SAIF-insured deposits or that the Subsidiary Institutions would be required to pay a higher assessment rate on such deposits for at least some period of time.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

     The following description of the terms of the Subordinated Debt Securities sets forth certain general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Subordinated Debt Securities so offered will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

     The Subordinated Debt Securities are to be issued under an Indenture (the "Indenture"), entered into between Regions and Bankers Trust Company, as trustee (the "Trustee") as of December 1, 1992, and, if applicable, any supplemental indenture. The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Indenture. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indenture.

     As of the date of this Prospectus, Regions has issued and has outstanding under the Indenture (i) $75 million of unsecured subordinated indebtedness designated 7.80% Subordinated Notes Due 2002 (the "7.80% Subordinated Notes"),
(ii) $25 million of unsecured subordinated indebtedness designated 7.65% Subordinated Notes Due 2001 (the "7.65% Subordinated Notes"), and (iii) $100 million of unsecured subordinated indebtedness designated 7 3/4% Subordinated Notes Due 2024 (the "7 3/4% Subordinated Notes") (together, the "Subordinated Notes").

GENERAL

     Although the amount of Subordinated Debt Securities offered by this Prospectus will be limited to the aggregate initial offering price described on the cover page of this Prospectus, the Indenture does not include any limitations on the amount of debt securities that may be issued thereunder from time to time in one or more series. (Section 301).

     The Subordinated Debt Securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness of Regions (as described below). (Sections 101, 1502). As of the date of this Prospectus, Regions has outstanding (i) $75 million of the 7.80% Subordinated Notes, (ii) $25 million of the 7.65% Subordinated Notes, and (iii) $100 million of the 7 3/4% Subordinated Notes, all of which issuances qualify as Subordinated Debt Securities. Subordinated Debt Securities may be issued on a parity with previously outstanding subordinated indebtedness of Regions, or may be issued senior to or subordinate to the outstanding subordinated indebtedness.

     Principal, premium, if any, and interest on the Subordinated Debt Securities will be payable and the Subordinated Debt Securities may be transferable or exchangeable, without payment of any service charge, other than any tax or governmental charge payable in connection therewith, at the principal Corporate Trust Office of the Trustee and at any other office or agency maintained by Regions for such purposes, except that at the option of Regions, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 307, 1002). The Subordinated Debt Securities may be sold at a substantial original issue discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. (Sections 101, 301). Special federal income tax consequences and other considerations applicable to any such Subordinated Debt Securities will be described in the corresponding Prospectus Supplement relating thereto.

     Because Regions is a holding company, its rights and the rights of its creditors, including the holders of the Subordinated Debt Securities offered hereby, to participate in any distribution of the assets of any subsidiary of Regions upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors (including, in the case of a subsidiary depository institution, its depositors), except to the extent that Regions may itself be a creditor with recognized claims against such subsidiary. Claims on subsidiaries of Regions by creditors other than Regions include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. See "The Company" and "Supervision and Regulation."

     Reference is made to the Prospectus Supplement for the specific terms of the Subordinated Debt Securities offered hereby, including: (i) the specific title of the Subordinated Debt Securities; (ii) the aggregate principal amount of the Subordinated Debt Securities offered hereby; (iii) the denominations in which the Subordinated Debt Securities are authorized to be issued and whether the Subordinated Debt Securities will be issued in registered form, without coupons or in global book-entry registered form; (iv) any sinking fund provisions; (v) the percentage of the principal amount at which the Subordinated Debt Securities will be issued; (vi) the date on which the Subordinated Debt Securities will mature; (vii) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Subordinated Debt Securities will bear interest (which may be fixed or variable); (viii) any premium payments; (ix) the times at which any such interest will be payable; (x) any provisions relating to optional or mandatory redemption of the Subordinated Debt Securities at the option of Regions or the Holders of the Subordinated Debt Securities or pursuant to sinking fund or analogous provisions; (xi) any terms by which the Subordinated Debt Securities may be convertible into common stock or other securities of Regions; (xii) any provisions relating to the conversion or exchange of the Subordinated Debt Securities into Subordinated Debt Securities of another series; (xiii) the place or places at which Regions will make payments of principal, premium, if any, and interest and the method of such payment; (xiv) any additional covenants and Events of Default (as described below) and the remedies with respect thereto not currently set forth in the Indenture; and (xv) any other specific terms of the Subordinated Debt Securities.

SUBORDINATION

     The Subordinated Debt Securities are subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of Regions. (Section 1502). "Senior Indebtedness" is defined by the Indenture to include all indebtedness and other obligations of Regions to its creditors, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, including, but not limited to, (i) the principal of, and premium, if any, and interest on all indebtedness for money borrowed, (ii) all obligations to make payment pursuant to the terms of financial instruments (including securities contracts, derivative instruments, option contracts and similar financial instruments), (iii) any indebtedness or obligations of others of the kind described in either (i) or (ii) above for the payment of which Regions is responsible or liable as guarantor or otherwise, and (iv) any deferrals, renewals or extensions of any such Senior Indebtedness, other than the Subordinated Debt Securities and any other obligations expressly made subordinate in right of payment to Senior Indebtedness. (Section 101). As of March 31, 1995, and excluding $200 million in outstanding Subordinated Notes, there was an aggregate of approximately $1.1 billion in borrowed funds of Regions outstanding, approximately $288 million of which represented long-term debt and $763 million of which represented short-term borrowings, including $745 million of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time. The Indenture does not limit the amount of Subordinated Debt Securities or other debt securities that Regions may incur. (Section 301).

     No payment on account of principal of or interest, if any, on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by Regions or any of its subsidiaries, if any default or Event of Default with respect to any Senior Indebtedness shall have occurred and be continuing. (Section 1502).

     Upon any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets, dissolution, liquidation or other marshaling of the assets and liabilities of Regions, no amount shall be paid by Regions, in respect of the principal, premium, if any, or interest on the Subordinated Debt Securities unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof. (Section 1502).

     In the event that any payment or distribution of any character, whether in cash or other property, shall be received by the Trustee or any Holder of Subordinated Debt Securities in contravention of any of the subordination terms thereof, such payment or distribution shall, provided that the Trustee shall have received notice of an event which triggers a requirement that no payment be made with respect to Subordinated Debt Securities at least three business days prior to the date for any payment on the Subordinated Debt Securities, be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. (Section 1502). In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution or security, each holder of Senior Indebtedness is hereby irrevocably authorized to endorse or assign the same. (Section 1502). Notwithstanding the foregoing, Holders may receive securities of Regions or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization.

     Upon the payment in full of all Senior Indebtedness, the Holders shall be subrogated (equally and ratably with the holders of all indebtedness of Regions which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Regions applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full. (Section 1502).

COVENANTS

     In the Indenture, Regions agrees not to merge or consolidate with another entity or to sell its properties or assets as an entirety unless the successor entity expressly assumes the obligations of Regions with respect to the Securities and the covenants of Regions under the Indenture. (Section 801). The Indenture does not restrict Regions from incurring, assuming or becoming liable for any type of debt nor from creating, assuming, incurring or permitting any mortgage, pledge, encumbrance, lien or charge on its property. In addition, the Indenture does not include any covenant or any other provision which would provide any recourse or other protection to the Holders in the event of any decline in credit rating or other indicia of credit quality, no matter how sudden or significant, resulting from any cause, including from a merger, consolidation, change in control, recapitalization or similar restructuring.

     The Indenture does not restrict Regions' ability to sell, encumber or otherwise dispose of the stock of its subsidiaries, including the stock of any of the Subsidiary Institutions.

MODIFICATION OF THE INDENTURE

     The Indenture includes provisions permitting Regions and the Trustee, with the consent of the Holders of not less than a majority in principal amount of any series of the Securities to be affected at the time outstanding under the Indenture, to modify, by supplemental indenture, the Indenture or the rights of the Holders of such Securities, except that without the consent of each Holder of each outstanding Security affected thereby, no such modification shall: (i) change the fixed maturity, reduce the principal amount or redemption premium, if any, or reduce the rate or extend the time of payment of interest on any Security; (ii) reduce the percentage in principal amount of the outstanding Securities, the consent of whose Holders is required to approve any such modification or to waive any default or other waivable requirement of the indenture; (iii) change the obligation of Regions to maintain an office or agent for payment; or (iv) modify any applicable subordination provisions in a manner adverse to the Holder of any of the Securities. (Section 902).

DEFAULTS AND LIMITED RIGHTS OF ACCELERATION

     An Event of Default is defined in the Indenture as (i) a default in the payment of principal or premium thereon at maturity or in the deposit of any sinking fund payment when and as due by the terms of the Securities of a series,
(ii) a default in the payment of interest at the due date thereof and the continuance of such default for a period of 30 days, (iii) a default in the performance of or breach of any other covenant or warranty therein by Regions and continuance of such default or breach for a period of 60 days after notice thereof to Regions by the Trustee or the Holders of at least 15% in principal amount of the affected series, or (iv) certain events of bankruptcy, insolvency proceedings or reorganization of Regions. (Section 501).

     Payment of principal of the Subordinated Debt Securities may be accelerated only in the case of an "Acceleration Event," which is defined in the Indenture as including only the bankruptcy, insolvency proceedings or reorganization events with respect to Regions that constitute an Event of Default. (Sections 101, 501). There is no right of acceleration in the case of a default in the payment of principal, any premium or interest on the Subordinated Debt Securities or the performance of any other covenant of Regions in the Indenture.

     In the event an Acceleration Event shall have occurred and shall be continuing, either the Trustee or the Holders of 25% in principal amount of those affected series of Securities then outstanding under the Indenture may declare the principal amount of all of such series of Securities to be due and payable immediately. (Section 502). Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the Holders of a majority in principal amount of the Securities then outstanding. (Section
502).

     Regions is obligated to furnish the Trustee annually a statement as to the compliance by Regions with all conditions and covenants under the Indenture. (Section 704).

COLLECTION OF INDEBTEDNESS

     The Indenture also provides that in the event of a failure by Regions to make payment of principal of, or applicable premium or sinking fund installment or interest on, the Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days) Regions will, upon demand of the Trustee, pay to it, for the benefit of the Holders, the whole amount then due and payable on the Securities for principal and any premium, sinking fund installment and interest, including, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, on any sinking fund installment and on any overdue interest, computed from the date of default in the payment of such interest, at the rate or rates prescribed therefor in such Securities. (Section 503). The Indenture further provides that if Regions fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 503). The Indenture includes limitations on the right of any Holder to institute judicial proceedings in respect thereto. (Section 507). However, the Indenture provides that notwithstanding any other provision of the Indenture any Holder shall have the right to institute suit for the enforcement of any payment of principal of and interest on such Holder's Security on the respective stated maturities expressed in such Security and that such right shall not be impaired without the consent of such Holder. (Section 508).

     The Holders of a majority in principal amount of the Securities then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, subject to certain exceptions. (Section 512). The Indenture requires the annual filing by Regions with the Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture. (Section 1004).

CONCERNING THE TRUSTEE

     Regions and Bankers Trust Company have from time to time engaged in customary banking transactions in the ordinary course of business. Bankers Trust Company also serves as Trustee under the Indenture for the 7.80% Subordinated Notes, the 7.65% Subordinated Notes and the 7 3/4% Subordinated Notes.

                              PLAN OF DISTRIBUTION

     Regions may sell the Subordinated Debt Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and may also sell the Subordinated Debt Securities directly to other purchasers or through agents. The distribution of the Subordinated Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement corresponding to such Subordinated Debt Securities will set forth the terms of the offering of the Subordinated Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to Regions from such sales, any underwriting discounts, agency fees and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Subordinated Debt Securities may be listed.

     If underwriters are used in the sale, the Subordinated Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Subordinated Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the Prospectus Supplement with respect to such offering. Unless otherwise set forth in the Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase the Subordinated Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Subordinated Debt Securities if any are purchased.

     The Subordinated Debt Securities may be sold directly by Regions or through agents designated by Regions from time to time. Any agent involved in the offer or sale of the Subordinated Debt Securities with respect to which this Prospectus is delivered will be named, and any commission payable by Regions to such agent will be set forth, in the corresponding Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Subordinated Debt Securities will be newly issued securities with no established market. No assurance can be given as to the liquidity of the trading market, if any, for any of the Subordinated Debt Securities.

     Underwriters and agents may be entitled under agreements entered into with Regions to indemnification by Regions against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents also may be customers of, engage in transactions with or perform other services for Regions in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements of Regions, incorporated by reference in Regions' Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the Subordinated Debt Securities offered hereby will be passed upon for Regions by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, a partner in the law firm of Lange, Simpson, Robinson & Somerville, is a director of Regions. As of May 15, 1995, attorneys of that firm beneficially owned, directly or indirectly, an aggregate of 119,695 shares of Regions common stock.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
       PROSPECTUS SUPPLEMENT

The Company........................    S-
Recent Developments................    S-
Use of Proceeds....................    S-
Selected Consolidated Financial
  Data.............................    S-
Description of the Notes...........    S-
Capitalization.....................    S-
Underwriting.......................    S-
Legal Matters......................    S-

            PROSPECTUS

Available Information..............
Documents Incorporated by
  Reference........................
The Company........................
Use of Proceeds....................
Supervision and Regulation.........
Description of Subordinated Debt
  Securities.......................
Plan of Distribution...............
Experts............................
Legal Opinions.....................

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                          $

                                (REGIONS LOGO)

                                   % SUBORDINATED
                               NOTES DUE
                ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

    Securities Act registration fee...........................................  $ 69,000
    Rating agency fee.........................................................   125,000
    Printing and engraving....................................................    50,000
    Legal fees and expenses...................................................    40,000
    Accounting fees and expenses..............................................    20,000
    Blue Sky fees and expenses................................................    25,000
    Fees of indenture trustee.................................................    25,000
    Miscellaneous.............................................................    10,000
                                                                                --------
                                                                                $364,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation Law, as amended, empowers the Registrant to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

     4.1  --   Trust Indenture dated as of December 1, 1992 -- incorporated by reference from
               Registration Statement, file no. 33-45714, of Regions Financial Corporation
               (formerly First Alabama Bancshares, Inc.).
     5.1  --   Opinion Re: legality.
    12.1  --   Calculation of Earnings to Fixed Charges and to Combined Fixed Charges.
    23.1  --   Consent of Ernst & Young LLP.
    23.2  --   Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.1.
    25.1  --   Statement of Eligibility and Qualification of Indenture Trustee on Form T-1.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes (1) to use to its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchaser is proposed to be made.

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 31st day of May, 1995.

                                          Registrant:

                                          REGIONS FINANCIAL CORPORATION

                                          BY:    /s/ Richard D. Horsley
                                             ---------------------------------
                                                     Richard D. Horsley
                                               Vice Chairman of the Board and
                                                 Executive Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Horsley and Samuel E. Upchurch, Jr., and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    --------------------------------    ------------

        /s/ J. Stanley Mackin                 Chairman of the Board and Chief     May 31, 1995
- ------------------------------------------      Executive Officer and Director
            J. Stanley Mackin

        /s/ Richard D. Horsley                Vice Chairman of the Board and      May 31, 1995
- ------------------------------------------      Executive Financial Officer
            Richard D. Horsley                  and Director

        /s/ Robert P. Houston                 Executive Vice President and        May 31, 1995
- ------------------------------------------      Comptroller
            Robert P. Houston

         /s/ Sheila S. Blair                  Director                            May 31, 1995
- ------------------------------------------
             Sheila S. Blair

                                              Director                                  , 1995
- ------------------------------------------
          William R. Boles, Sr.

                                              Director                                  , 1995
- ------------------------------------------
           James B. Boone, Jr.

                                              Director                                  , 1995
- ------------------------------------------
             Albert P. Brewer

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    --------------------------------    ------------

        /s/ James S.M. French                 Director                            May 31, 1995
- ------------------------------------------
            James S.M. French

                                              Director                                  , 1995
- ------------------------------------------
           Catesby ap C. Jones

                                              Director                                  , 1995
- ------------------------------------------
               Olin B. King

         /s/ Henry E. Simpson                 Director                            May 31, 1995
- ------------------------------------------
             Henry E. Simpson

      /s/ Robert E. Steiner, III              Director                            May 31, 1995
- ------------------------------------------
          Robert E. Steiner, III

      /s/ Lee J. Styslinger, Jr.              Director                            May 31, 1995
- ------------------------------------------
          Lee J. Styslinger, Jr.

                               INDEX TO EXHIBITS

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                     DESCRIPTION                                  PAGE
- -------        -------------------------------------------------------------------  -------------
    4.1  --    Trust Indenture dated as of December 1, 1992 -- incorporated by reference from Registration Statement, file No. 33-45714, of
               Regions Financial Corporation (formerly First Alabama Bancshares,
               Inc.)..............................................................
    5.1  --    Opinion Re: Legality...............................................
   12.1  --    Calculation of Earnings to Fixed Charges and to Combined
               Fixed Charges. ....................................................
   23.1  --    Consent of Ernst & Young LLP. .....................................
   23.2  --    Consent of Lange, Simpson, Robinson & Somerville -- included in
               Exhibit 5.1........................................................
   25.1  --    Statement of Eligibility and Qualification of Indenture Trustee on
               Form T-1. .........................................................